RBC Funds Trust

50 South Sixth Street, Suite 2350

Minneapolis, MN 55402

April 5, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RBC Funds Trust (File Nos. 333-111986 and 811-21475) (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant, on behalf of its series RBC SMID Cap Growth Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 171 (“PEA No. 171”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-24-026622) on February 7, 2024, pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act.

The withdrawal of PEA No. 171 is requested because the Registrant has determined not to move forward at this time with the proposed changes to the Fund as set forth in PEA No. 171, and therefore, it is in the best interests of the Fund and the public that the filing be withdrawn.

No securities were sold in connection with this offering.

*  *  *

Please call Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ David Eikenberg

David Eikenberg
President and Chief Executive Officer
RBC Funds Trust